Mail Stop 4-06

March 21, 2005

Gary C. Kaufman
Executive Vice President, Finance and Administration and Chief Financial Officer
MICROS Systems, Inc.
7031 Columbia Gateway Drive
Columbia, Maryland 21046-2289

RE:		MICROS Systems, Inc. (file no. 000-09993)
		Form 10-K: For the Fiscal Year Ended June 30, 2004
		Form 10-Q: For the Quarterly Period Ended September 30,
2004
		Form 10-Q: For the Quarterly Period Ended December 31,
2004

Dear Mr. Kaufman,

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K: For the Fiscal Year Ended June 30, 2004

		Management`s Discussion and Analysis of Financial
Condition
		and Results of Operations
		Results of Operations, page 21

1. Where you identify two or more sources of a material change, we note the dollar amount that each source contributed to the change is not disclosed. Examples include, but are not limited to:

* The increase in 2004 hardware revenue due to sales of the Workstation 4 offset by a decrease in the sale of PC Workstations;
* The increase in 2004 software revenue due to various rollout programs and the sale of Datavantage`s suite of software products;
* The increase in service revenue due to increased support revenues and increased installation revenue from the continued expansion of the MICROS customer base as well as the recurring support revenue of existing customers and the addition of professional services and support provided by Datavantage; and
* This increase in selling, general and administrative expenses due to the acquisition of Datavantage, increases in salaries and foreign exchange.

Refer to SEC Release Nos. 33-8350 and 33-6850 and explain to us what consideration you gave to providing these disclosures throughout your
MD&A.

2. We note that foreign currency exchange rates appear to have a significant impact on your results of operations. What consideration did you give to providing sensitivity analyses that allow readers to understand the potential impact of rate changes on your results in future periods? It appears that presenting key historical amounts on a consistent foreign currency basis would also be useful information.

		Financial Statements
		Note 1. Description of business and summary of significant accounting policies:
		Revenue Recognition, page 43

3. Supplementally, describe to us the material terms of your agreement with HP to resell various hardware products. In addition, tell us whether you recognize revenue on these products on a gross or net basis and support your accounting under EITF 99-19.


4. Your disclosures appear to indicate that installation services requiring your "proprietary knowledge" are considered essential to the functionality of your solutions. Supplementally, clarify for us whether you consider these services essential and support your conclusion under paragraphs 70 and 71 of SOP 97-2.

5. If these proprietary installation services are deemed essential to the functionality of your solutions, explain to us how you addressed paragraph 64 of SOP 97-2 that requires contract accounting.
Currently, your disclosures do not appear to indicate that you are using contract accounting and suggest that the hardware and service elements are accounted for separately from the license revenue that is deferred until the solution is ready to "go live."

6. Supplementally, clarify the nature of any undelivered software contract elements that are subject to "appropriate deferral" if a third party can install your software.

7. Explain to us how you considered the disclosure requirements of paragraph 12 of APBO No. 22. In this regard, we note that you have not disclosed how you determine whether pervasive evidence of an arrangement exists, the fee is fixed or determinable and whether collectibility is reasonably assured. In addition, you have not disclosed how you determine VSOE for undelivered elements.


As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brent Watson, Staff Accountant, at (202) 824-5494, Mark Kronforst, Senior Staff Accountant, at (202) 824-5341 or me at
(202) 942-1800 if you have any questions regarding these comments.


							Very truly yours,


							Craig Wilson
							Senior Assistant Chief
Accountant
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MICROS Systems, Inc.
March 21, 2005
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